UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

885 West Georgia Street, 1500
Vancouver, BC V6C-2G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE ANNOUNCES FINANCING

Vancouver, British Columbia – November 10, 2016 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) an online digital asset exchange platform and blockchain development services company today announced the execution of a proposed stock purchase agreement dated 10.31.2016 with GHS Investments LLC to purchase up to four million dollars (USD$4,000,000) (the “equity sum or commitment amount”) of the Company common stock from time to time over the course of twenty-four (24) months after the effective registration of the underlying shares (the “Contract Period’).

As per British Columbia Securities Commission (BCSC) BC Instrument 51-509 “Issuers Quoted in the U.S. Over-the-Counter Markets” the stock price terms of the financing include a maximum discount to market equal to 19.9% of the average closing price of the stock during a 10 day valuation period. This funding mechanism will minimize dilution while providing growth capital to the Company. The Company currently has 34,911,150 shares issued and outstanding (26,326,157 restricted and 8,584,993 free trading).

The Company’s legal counsel is currently preparing the filing with full disclosure of the financing to be made available on both Edgar and Sedar within 30-60 days.

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

885West Georgia Street, 1500

Vancouver, BC V6C-2G2 Canada

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: Nov 10, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO